Mail Stop 4561

August 12, 2008

John R. Wall, Chief Executive Officer
Innuity, Inc.
8644 154th Avenue NE
Redmond, WA 98052
Via facsimile also at: (425) 497-0409

   Re: **Innuity, Inc.**
      Revised Preliminary Proxy Statement on Schedule 14A
      Filed August 6, 2008
      File No. 000-29129

Dear Mr. Wall:

   We have completed our review of your revised filing and your response letter dated August 11, 2008, and we have no further comments at this time.

          Sincerely,

          David L. Orlic
          Special Counsel